SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 04, 2014

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

4 March 2014

To:
Australian Securities Exchange
London Stock Exchange
cc:
New York Stock Exchange
JSE Limited

Notification of Change of Interests of Directors and Connected Persons
(Australian Securities Exchange Listing Rules Appendix 3Y)
(Listing Rules & Disclosure and Transparency Rules of the UK Listing Authority)

Name of entities
BHP Billiton Limited
ABN 49 004 028 077
BHP Billiton Plc
REG NO 3196209

As part of a dual listed company structure, the Group voluntarily notifies all stock exchanges on which either BHP Billiton Limited or BHP Billiton Plc have primary or secondary listings, all those interests of directors and persons discharging managerial responsibilities of both entities in the securities of both entities (and changes to those interests) which are required to be disclosed under the Australian Securities Exchange (ASX) Listing Rules, the Listing Rules and Disclosure and Transparency Rules of the United Kingdom Listing Authority, the Australian Corporations Act, the United Kingdom Companies Acts and the Group’s Securities Dealing document.

We (the entities) advise the following information under ASX Listing Rule 3.19A.2, the UK Listing Authority Disclosure and Transparency Rule 3.1.4 and as agent for the director for the purposes of section 205G of the Australian Corporations Act and in accordance with the Group’s Securities Dealing document.

Name of Director:
Mr K C Rumble
Date of last notice:
31 August 2011
Date issuer informed of transaction:
3 March 2014
Date and place of transaction:
28 February 2014 (London Stock Exchange)
Nature of transaction:
On-market purchase of 6,180 BHP Billiton Plc shares

Part1–Change of relevant interests in securitiesIncluded in this Part are:
•in the case of a trust, interests in the trust made available by the responsible entity of the trust;
•details of the circumstance giving rise to the relevant interest;
•details and estimated valuation if the consideration is non-cash; and
•changes in the relevant interest of Connected Persons of the director.

Direct or indirect interest:
Indirect
Nature of indirect interest(including registered holder):
Mr Rumble has an indirect interest in 20,680* ordinary shares in BHP Billiton Plc as follows:
1) 12,200 registered in the name of Standard Bank Nominees (Transvaal) (Proprietary) Limited of which Mr Rumble is the beneficial holder,
2) 2,300 registered in the name of Standard Bank Trust Company (Mauritius) Limited held as trustees of the Saint Lambert Trust of which Mr Rumble is a beneficiary and
3) 6,180 registered in the name of Pershing Nominees Limited on behalf of an Old Mutual Life Policy of which Mr Rumble is the policy holder.
* Note – total above reflects shares purchased in this transaction.
Date of change:
28 February 2014
No. of securities held prior to change:
14,500
Class:
Ordinary Shares of US$0.50 each
Number acquired:
6,180
Number disposed:
—
Value/Consideration:
£19.19
No. of securities held after change:
20,680
Nature of change (Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back):
On-market purchase of BHP Billiton Plc shares
Any additional information:
—

Part 2 –Change of interests in contracts other than as described in Part 4
Included in this Part are:
•only details of a contract in relation to which the interest has changed; and
•details and estimated valuation if the consideration is non-cash.

Detail of contract:
—
Nature of interest:
—
Name of registered holder (if issued securities):
—
No. and class of securities to which interest related prior to change:
—
Interest acquired:
—
Interest disposed:
—
Value/Consideration:
—
Interest after change:
—

Part 3 – Closed period

Were the interests in the securities or contracts detailed above traded during a closed period where prior written clearance was required?:
No.
If so, was prior written clearance provided to allow the trade to proceed during this period?:
Under our Securities Dealing Policy a Person Discharging Managerial Responsibilities cannot deal in BHP Billiton Securities without prior clearance. This requirement applies to all dealings, including those that occur outside of a Close Period.
If prior written clearance was provided, on what date was this provided?:
—

Part 4 –Change of interests in options or other rights granted by the entities
Included in this Part are only details of options or other rights granted which have changed, save for the total number of securities over which options or other rights are held following this notification.

Date of grant:
—
Period during which or date on which exercisable:
—
Total amount paid (if any) for the grant:
—
Description of securities involved class; number:
—
Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise:
—
Total number of securities over which options or other rights held at the date of this notice:
—
Any additional information:
—

Part 5 – Contact details

Name of authorised officers responsible for making this notification on behalf of the entities:
Nicole Duncan
–BHP Billiton Limited
Elizabeth Hobley
–BHP Billiton Plc

Contact details:
Nicole Duncan
Tel: +61 3 9609 2917
Fax: +61 3 9611 1044
Elizabeth Hobley
Tel: +44 20 7802 4054
Fax: +44 20 7802 3054

BHP Billiton Limited
ABN 49 004 028 077
Registered in Australia
Registered Office:
171 Collins Street,
Melbourne Victoria 3000 Australia

BHP Billiton Plc
Registration number 3196209
Registered in England and Wales
Registered Office:
Neathouse Place,
London SW1V 1LH UK

Members of the BHP Billiton Group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : March 04, 2014	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary